UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of December, 2007.

Commission File Number 001-14946

CEMEX Corp.
(Translation of registrant's name into English)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008	Australian Media Contact Martin Debelle (61-2) 9252-0622

CEMEX COMPLETES SALE OF U.S. ASSETS REQUIRED BY D.O.J

•           Negotiations Regarding Other Assets Terminated

MONTERREY, MEXICO, November 30, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it has completed the sale of its operations in Arizona and Florida, as required by the U.S. Department of Justice in association with the Rinker Group Limited acquisition, to CRH plc, the Ireland-based international building materials group.

CEMEX acquired Rinker in July 2007. As a condition of U.S. regulatory approval, the U.S. Department of Justice required CEMEX to sell 39 ready-mix concrete and aggregate facilities in Arizona and Florida. The value of the transaction is approximately US$250 million.

CEMEX will use the proceeds from the sale of these assets to reduce debt.

The Florida operations being divested comprise 26 ready-mix concrete plants and 6 block plants. The ready-mix concrete business operates in five market areas - Tampa, Southwest Florida, Orlando, Jacksonville and the Florida Panhandle - while the block business operates primarily in the Tampa/St. Petersburg and Fort Myers/Naples areas. In Arizona, the operations comprise 2 quarries and 5 ready-mix concrete locations, principally in the Tucson area.

CEMEX and CRH terminated discussions relating to the potential sale of additional operations due to disagreement over the value of the assets.

CEMEX announced on November 13, 2007, that it is in negotiations with Ready Mix USA, a private ready-mix concrete company with operations in the Southeastern United States, to expand the scope of their ready-mix joint venture formed in July 2005.

CEMEX intends to contribute assets valued at approximately $150 million to the joint venture and intends to sell additional assets to the joint venture for approximately $227 million in cash. As part of the transaction, Ready Mix USA intends to make a $150 million cash contribution to the joint venture. Ready Mix USA will manage all the newly acquired assets. Following the transaction, the joint venture will continue to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 4, 2007	By:	/s/ R. Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller